

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

Via Email
Greg Mays
Chief Executive Officer
Simon Worldwide, Inc.
18952 MacArthur Boulevard
Irvine, CA 92612

> **Re: Simon Worldwide, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 31, 2013**
> **File No. 333-189020**

Dear Mr. Mays:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you reserve the right to extend, modify, or amend the subscription rights offering and that all exercises of subscription rights are irrevocable. In all appropriate locations, please clarify the procedures you will follow to inform investors of these changes. In addition, to the extent that an extension, modification, or amendment would constitute a fundamental change, please clarify whether investors will have the right to cancel their subscription or otherwise benefit from favorably revised terms.

2.   Please fully explain the circumstances under which Overseas Toys indicated it would participate to the fullest extent possible in the subscription rights offering and how this complies with Section 5(c). Please address, by analogy, whether the factors outlined in Securities Act Sections Compliance and Disclosure Interpretation 239.13 are satisfied.

3.   Currently Use of Proceeds, Dilution, and Capitalization disclosure assume a fully subscribed offering. Please advise us of the basis for this assumption. Based upon the disclosure on page 5 it appears that there is no minimum offering amount. Therefore, please substantially revise the disclosure in these sections. Similarly revise disclosure elsewhere in the prospectus, as necessary.

Prospectus Cover Page

4.   Please disclose the latest date through which you may extend the expiration date.

5.   Please clarify whether there is a minimum to the subscriptions right offering, whether there is a minimum purchase requirement, whether there is an arrangement to place the funds in an escrow, trust or similar account, and whether there are any arrangements to place the funds in an escrow, trust or similar account. See Item 501(b)(8)(iii) of Regulation S-K.

Questions and Answers Relating to the Rights Offering, page 1

6.   On page three you refer to the analyses and advice of a global business advisory firm that was engaged to assist your board in determining the offering price. Please supplementally provide us the name of the advisory firm and the background for their involvement in the determination of the subscription price. In addition, please provide us with copies of any analyses prepared and presented to the board by this firm.

Summary, page 7

7.   Please revise here, and elsewhere, as applicable, to reflect your interim financial information.

8.   Please revise here and elsewhere, as appropriate, to discuss material relationships between and among the company, Richard Beckman, Joel Katz, OA3, LLC, Overseas Toys, LP, and Ronald Burkle.

Risk Factors, page 13

9.   On page 13 you indicate that the risks described in this section "are not the only ones [you] face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business" Your risk factors should describe all material risks and should not reference risks that are deemed immaterial. Please revise as appropriate.

10.   On page 18 under "If our stockholders sell substantial amounts of our common stock …" you disclose that 41 million of your shares are held by Overseas Toys. We further note that Overseas Toys has indicated an interest in purchasing shares in the offering. In an

appropriate location, please revise to address the status of all shares held, or to be held following the offering under appropriate assumptions, by Overseas Toys, and discuss any restrictions on its ability to resell those shares.

Use of Proceeds, page 20

11.   We note your intention to use residual funds for "general and working capital purposes." Please discuss in greater detail the intended uses for general and working capital. In addition, consider providing the disclosure in this section in tabular format.

Business, page 22

Simon Worldwide, Inc.

12.   Please address your current business activities and plans. In this respect it is unclear what activities, aside from your investment in Three Lions Entertainment, you plan to pursue or how you will deploy your available resources, including your available cash.

Recent Developments, page 23

13.   Please revise to address your investment in, and the operations of, Three Lions Entertainment in greater detail.

For example, with respect to your investment, please
• Address the material terms of the LLC agreement, including who has day to day responsibility for managing the LLC and what specific transactions require unanimous approval;
• Address any material pre-existing relationships among the parties;
• Clarify the reference to "certain preferences with respect to common holders …" and,
• Clarify the impact on your voting and economic interest in the LLC associated with both your making, and failing to make, the final capital contribution of $3.5 million.

With respect to Three Lions LLC, please
• Discuss its business activities and financial condition to date, including any material agreements, assets, or liabilities;
• Discuss its projects, plans, and budget as referenced in the Limited Liability Company Agreement;
• Clarify what "inputs or processes" it needs to operate its business and how it will obtain them; and,
• Disclose the names and biographies of the individuals responsible for the day to day management of the LLC.

Similarly revise the Form 8-K filed on March 22, 2013.

14.   Please revise the discussion of competition to discuss the company's competitive position in the industry. See Item 101(h)(4)(iv) of Regulation S-K.

15.   Please disclose the number of full-time employees, in addition to the total number of employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

Terms of the Offering, page 25

16.   Throughout your document you use the term "as soon as practicable." For example, on page 26 you indicate that if you cancel the rights offering you will return all subscription payments as soon as practicable. Please revise to reflect that you will "promptly" return such funds, as required under Rule 10b-9 of the Securities Exchange Act of 1934. Please revise throughout, as applicable, or advise.

17.   Please clarify the role played by Computershare in acting as subscription agent. It is unclear, for example, when it will transmit the offering proceeds to you, and what its responsibilities are, and to whom they are owed, in the event of an over-payment or terminated offering, etc. Please file the subscription agent agreement as an exhibit.

18.   Please disclose the process that you will use to resolve all questions regarding the validity and form or the exercise of subscription rights.

19.   Please explain the reference to multiple closings of the offering on page 28.

Description of Capital Stock, page 32

20.   In several locations in this section you indicate that your stock is or will be "fully paid and non-assessable." The company is not qualified to make these statements. Please revise to attribute to counsel or remove.

Material U.S. Federal Income Tax Considerations, page 34

21.   In several instances you make representations of the potential tax consequences to investors that appear material. For example, on page 35 you state the receipt of subscription rights "will not be treated as a taxable distribution" and "will be allocated a zero basis for U.S. federal income tax purposes." Please file as an exhibit a tax opinion covering material U.S. federal tax consequences to investors and revise the disclosure in this section accordingly.

Information Incorporated by Reference, page 37

22.   We note you attempt to incorporate your previously filed Exchange Act reports by
        reference. However, based upon a review of your filings, it appears you are precluded
        from doing so pursuant to General Instruction VII.D of Form S-1 because you met the
        definition of a shell company under Rule 12b-2 within the specified time period.   Please
        revise or advise as appropriate.

Part II

Exhibits

23.   Please file Exhibit 10.30 in its entirety. Currently Schedules A are omitted from the
        agreements included in this exhibit. Similarly revise Exhibit 10.31.

Exhibit 5.1

24.   We note the language that the "opinion is rendered solely for the benefit of Simon
        Worldwide" and "may not be relied upon by any other party …" Please remove or
        modify these statements as purchasing shareholders are entitled to rely on your opinion.

25.   Please revise the opinion as it relates to the rights offering to clarify the "relevant law"
        referenced. Also, please confirm whether the form of the subscription rights certificate is
        the only document governing the rights offering.

Exhibit 10.33

26.   The Limited Liability Company Agreement filed with your Form 8-K refers to several
        exhibits that do not appear to have been filed. Please re-file this agreement in its entirety.

Signatures

27.   Please include the signature of your principal accounting officer. In addition, please
        confirm that in future filings your Forms 10-K will also include the signature of the
        principal accounting officer.

Form 10-Q for the Quarter Ended March 31, 2013

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Outlook

28.   We note your statement that, considering your current cash position of $3.9 million, you believe you have sufficient capital resources and liquidity to operate the company for at least one year. In future filings, please address whether you plan to make additional capital contributions to Three Lions assuming you raise less than, or none of, the estimated proceeds of your offering. In addition, your revised disclosure should address the financial and business implications associated with both making, and declining to make, additional contributions in greater detail.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

Cc: Robert Knauss
       Munger, Tolles & Olson LLP